UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DUCOMMUN INCORPORATED

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

264147109

(CUSIP Number)

Darren Farber

Albion River Management LLC

2600 Tower Oaks Boulevard, Suite 280

Rockville, MD 20852

(571) 321-5328

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 264147109

1	NAME OF REPORTING PERSONS Albion River Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUND AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 737,992*(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 737,992*(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,992*(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(2)
14	TYPE OF REPORTING PERSON IA

*	Shares reported herein represent Common Stock of Ducommun Incorporated (the “Issuer”) held by Ignium LP, a Delaware limited partnership (the “Fund”). The Fund is a private investment vehicle for which Albion River Management LLC, a Delaware limited liability company (the “Investment Manager”), serves as the investment manager. Darren Farber serves as the sole managing partner of the Investment Manager (each of the foregoing, a “Reporting Person” and, collectively, the “Reporting Persons”).

(1)	Represents 737,992 shares of Common Stock held by the Reporting Persons.

(2)	Based on 14,779,300 shares of Common Stock of the Issuer that were outstanding as of October 29, 2024. The amount of shares outstanding was based upon a statement in the Issuer’s Form 10-Q, filed on November 7, 2024.

CUSIP No. 264147109

1	NAME OF REPORTING PERSONS Ignium LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 737,992*(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 737,992*(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,992*(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(2)
14	TYPE OF REPORTING PERSON PN

*

Shares reported herein represent Common Stock of the Issuer held by the Fund. The Fund is a private investment vehicle for which the Investment Manager, serves as the investment manager. Darren Farber serves as the sole managing partner of the Investment Manager.

(1)	Represents 737,992 shares of Common Stock held by the Reporting Persons.
(2)	Based on 14,779,300 shares of Common Stock of the Issuer that were outstanding as of October 29, 2024. The amount of shares outstanding was based upon a statement in the Issuer’s Form 10-Q, filed on November 7, 2024.

CUSIP No. 264147109

1	NAME OF REPORTING PERSONS Darren Farber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 737,992*(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 737,992*(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,992*(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(2)
14	TYPE OF REPORTING PERSON IN

*

Shares reported herein represent Common Stock of the Issuer held by the Fund. The Fund is a private investment vehicle for which the Investment Manager, serves as the investment manager. Darren Farber serves as the sole managing partner of the Investment Manager.

(1)	Represents 737,992 shares of Common Stock held by the Reporting Persons.

(2)	Based on 14,779,300 shares of Common Stock of the Issuer that were outstanding as of October 29, 2024. The amount of shares outstanding was based upon a statement in the Issuer’s Form 10-Q, filed on November 7, 2024.

Item 1.	Security and Issuer

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13G filed by the Reporting Persons (defined herein) on January 30, 2024 (the “Schedule 13G”), the Schedule 13D filed by the Reporting Persons (defined herein) on April 8, 2024 (“Amendment 1” or the “Original Schedule 13D”) and Amendment 2 to Schedule 13D filed by the Reporting Persons (as defined herein) on July 17, 2024 (“Amendment 2”) (together with the Schedule 13G, Amendment 1, and Amendment 2, the “Amended Schedule 13D”). The securities to which this Amendment relates are shares of common stock, par value $.01 per share (the “Common Stock”), of Ducommun Incorporated (the “Issuer”), and amends the Amended Schedule 13D. The principal executive offices of the Issuer are located at 200 Sandpointe Avenue, Suite 700, Santa Ana, California 92707-5759.

Item 2.	Identity and Background

(a), (f) This Amendment is being filed by Ignium LP, a Delaware limited partnership (the “Fund”), Albion River Management LLC, a Delaware limited liability company (the “Investment Manager”), and Darren Farber, a citizen of the United States of America (“Mr. Farber”) (each of the foregoing, a “Reporting Person” and, collectively, the “Reporting Persons”).

The Investment Manager is the investment manager of the Fund. Mr. Farber is the sole managing partner of the Investment Member. By virtue of these relationships, the Investment Manager and Mr. Farber may be deemed to beneficially own the Common Stock owned directly by the Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of Common Stock for purposes of Section 13 of the Exchange Act 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

(b) The principal business address of each of the Reporting Persons is 2600 Tower Oaks Boulevard, Suite 280, Rockville, MD 20852.

(c) The principal business of the Fund is investing in securities. The principal business of the Investment Manager is serving as the investment manager with respect to the Fund and other pooled investment vehicles. The principal occupation of Mr. Farber is serving as the sole managing partner of the Investment Manager.

(d) During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ best knowledge, any of their respective directors, executive officers, or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, or, to the Reporting Persons’ best knowledge, any of their respective directors, executive officers, or controlling persons, as the case may be, is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All shares of Common Stock reported in the Amended Schedule 13D were purchased by the applicable Reporting Persons for a total purchase price of approximately $66,458,943, including commissions. All of such funds were derived from capital contributions to the Fund.

No funds are being borrowed by the Reporting Persons to fund the acquisition of the shares of the Issuer’s Common Stock, although the Reporting Persons may borrow funds in the future and may pledge any or all of such shares as collateral against such borrowings.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons initially acquired 1,321,216 shares of Common Stock over which they exercised beneficial ownership in the belief that the shares of Common Stock were undervalued and were an attractive investment opportunity. The Reporting Persons then had discussions with the Issuer’s senior management and board of directors of the Issuer (the “Board”), regarding the Issuer’s business and direction.

On April 1, 2024, Mr. Farber sent a letter to the Board (the “First Letter”), which, among other things, expressed the Reporting Persons’ strong interest in acquiring, in cash, all outstanding shares of Common Stock of the Issuer. The First Letter stated the Reporting Persons’ intention to retain the Issuer’s current management team and key employees. In response to the First Letter, the Board rejected the Reporting Persons’ proposal to acquire all outstanding shares of the Issuer.

From the date of that initial rejection to July 17, 2024, the Reporting Persons acquired an additional 28,317 shares of Common Stock under the continued belief that the shares of Common Stock were still undervalued and remained an attractive investment opportunity. On July 15, 2024, Mr. Farber sent a second letter to the Board (the “Second Letter”). In the Second Letter, the Reporting Persons increased their initial bid, and reiterated their desire to acquire, in cash, all outstanding shares of Common Stock of the Issuer. The Board again rejected the Reporting Persons’ proposal to acquire all outstanding shares of the issuer.

From the date of the second rejection to November 7, 2024, the Reporting Persons continued to have extensive private engagements with the Issuer about how to increase shareholder value (including, without limitation, supporting the appointment of new Board members). On November 7, 2024, the Issuer announced a refreshment of its Board (including the appointment of two new independent members of its Board). In addition, on November 7, 2024, the Issuer reported positive third-quarter earnings results, which drove a significant increase in its share price. The Reporting Persons then sold a portion of their shares of Common Stock in the open market. Such transactions are included herein on Schedule I. Currently, the Reporting Persons no longer intend to maintain an active role within the Issuer.

In accordance with § 240.13d-1(h), the Reporting Persons may again report their beneficial ownership on a Schedule 13G pursuant to § 240.13d-1(c) of the Act, since the Reporting Persons have determined that the provisions of § 240.13d-1(e)-(g) no longer apply. As described above, the Reporting Persons no longer hold such securities “with any purpose, or with the effect, of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect . . . .” Therefore, this Amendment constitutes the final amendment to the Reporting Persons’ Amended Schedule 13D. Moving forward, the Reporting Persons shall continue to report their beneficial ownership on a Schedule 13G, as applicable.

Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Issuer or its securities enumerated in paragraphs (a) through (j) of this Item 4 to the Amendment promulgated under the Act. Notwithstanding the foregoing, the Reporting Persons may determine, from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Issuer, the capital requirements of the Fund (or other Reporting Persons), the availability of securities at favorable prices and other alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

A copy of the First Letter, sent on April 1, 2024, has been previously submitted as an exhibit, and is incorporated herein by reference.

A copy of the Second Letter, sent on July 15, 2024, has been previously submitted as an exhibit, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

As of November 12, 2024, the Reporting Persons beneficially own the number of Common Stock set forth below. Percentage ownership is based on 14,779,300 shares of Common Stock of the Issuer that were outstanding as of October 29, 2024. The amount of shares outstanding was based upon a statement in the Issuer’s Form 10-Q, filed on November 7, 2024.

(a), (b) The applicable Reporting Persons may be deemed to beneficially own an aggregate of 737,992 shares of Common Stock. These shares of Common Stock represent approximately 5.0% of the outstanding shares of Common Stock of the Issuer. By virtue of relationships between the Reporting Persons (i.e., Mr. Farber’s sole authority to direct the affairs of the Investment Manager, including the voting and disposition of shares of Common Stock held by all Reporting Persons), the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares owned directly by the Fund.

The Fund has the sole power to vote or direct 737,992 of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 737,992 of Common Stock; and has the shared power to dispose or direct the disposition of 0 shares of Common Stock.

The Investment Manager has the sole power to vote or direct 737,992 of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 737,992 of Common Stock; and has the shared power to dispose or direct the disposition of 0 shares of Common Stock.

Mr. Farber has the sole power to vote or direct 737,992 of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 737,992 of Common Stock; and has the shared power to dispose or direct the disposition of 0 shares of Common Stock.

(c) Schedule I hereto sets forth the transactions in Common Stock effected by the Reporting Persons during the past sixty (60) days.

(d) The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock covered by this Amendment and held for their account. Except as disclosed in this Item 5, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Amendment.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the joint filing agreement filed as Exhibit B to this Amendment, the Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

All previous exhibits submitted as part of the Amended Schedule 13D are incorporated herein by reference.

Exhibit A	Joint Filing Statement, dated November 12, 2024.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024	Albion River Management LLC

	By:	/s/ Mark Schneiderman
	Name:	Mark Schneiderman
	Title:	Chief Legal Officer

Ignium LP

By:	Ignium GP, LLC, its general partner

By:	/s/ Mark Schneiderman
Name:	Mark Schneiderman
Title:	General Counsel

Darren Farber

By:	/s/ Darren Farber

SCHEDULE I

The following table lists all transactions completed by the Reporting Persons in the Common Stock during the past sixty (60) days, which were all completed through open market transactions.

Date and Nature of Transaction	Price per Share	Number of Shares of Common Stock

9/13/24 – Sale	65.18	727

9/16/24 – Sale	65.16	600

9/17/24 – Sale	65.15	598

9/18/24 – Sale	65.13	21,223

10/17/24 – Sale	66.31	7,522
10/18/24 – Sale	66.24	100
11/4/24 – Purchase	59.74	4,737
11/7/24 – Sale	68.26	100,222
11/8/24 – Sale	68.08	170,536
11/11/24 – Sale	69.21	209,064

11/12/24 – Sale	68.01	53,834